NO ACT

DC
DE
11-09-09

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 11/9/2009

[redacted]

09012706

Received SEC

NOV 09 2009

Washington, DC 20549

November 9, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Woodbridge Holdings Corporation
Incoming letter dated November 9, 2009

Based on the facts presented, the Division will not object if Woodbridge stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2009. In reaching this position, we note that Woodbridge has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Woodbridge will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero

Sebastian Gomez Abero
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2009

Mail Stop 4546

Michael I. Keyes
Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, FL 33130

Re: Woodbridge Holdings Corporation

Dear Mr. Keyes:

In regard to your letter of November 9, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

STEARNS WEAVER MILLER WEISSLER ALHADEFF & SITTERSON, P.A.

Michael I. Keyes
150 West Flagler Street, Suite 2200
Miami, FL 33130
Direct: (305) 789-3326
Fax: (305) 789-2625
Email: mkeyes@stearnsweaver.com

November 9, 2009

Rule 12h-3 of the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

Via Email (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Woodbridge Holdings Corporation (Commission File No. 001-31931)

Ladies and Gentlemen:

On behalf of BFC Financial Corporation ("BFC") and Woodbridge Holdings, LLC (f/k/a WDG Merger Sub, LLC) ("Merger Sub"), a wholly owned subsidiary of BFC and the surviving company of the Merger described in this letter, we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in our view that under the circumstances described in this letter, the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), of the registration statements on Form S-8 and Form S-3 of Woodbridge Holdings Corporation ("Woodbridge")[1] during the fiscal year ending December 31, 2009 will not preclude Woodbridge from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Woodbridge to file further reports under the Exchange Act under the circumstances described herein. Woodbridge intends to file a certification on Form 15 to terminate the registration of its Class A Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act promptly after the Staff grants the relief requested hereby and, in any event, on or before November 9, 2009, the due date for Woodbridge's Quarterly

[1] Unless the context otherwise requires, when used in this letter, "Woodbridge" refers to Woodbridge Holdings Corporation before the Merger and to WDG Merger Sub, LLC (renamed Woodbridge Holdings, LLC), as successor to the pre-Merger Woodbridge Holdings Corporation, following the Merger.

Report on Form 10-Q for the quarter ended September 30, 2009 (the "Third Quarter 2009 Form 10-Q").

1. Background

a. Information About Woodbridge and its Securities

Woodbridge was organized in December 1982 under the laws of the State of Florida. Until December 31, 2003, Woodbridge was a wholly owned subsidiary of BankAtlantic Bancorp, Inc. Until the effective time of the Merger described below, the outstanding shares of Woodbridge's Class A Common Stock were traded on the Pink Sheets Electronic Quotation Service (after previously trading on the New York Stock Exchange). In addition to its Class A Common Stock, Woodbridge's outstanding securities immediately prior to the effective time of the Merger described below consisted of (i) options to purchase shares of Class A Common Stock, (ii) 243,807 shares of Class B Common Stock[2] and (iii) $51,000 in aggregate principal amount of subordinated investment notes (the "Notes") that, as described below, were offered by Woodbridge under a registration statement on Form S-3. The Notes are not convertible into Woodbridge's Class A Common Stock or any other security of Woodbridge, and we have been advised by the Trustee for the Notes that the Notes are currently held by five record holders. Pursuant to a notice of redemption, dated November 5, 2009, sent to each record holder of the Notes, Woodbridge has elected to redeem all of the outstanding Notes in accordance with their terms on December 7, 2009. Neither the indenture governing the Notes nor any documents related thereto require Woodbridge to submit, provide or file reports under the Exchange Act with the Commission or the Trustee for the Notes, and Woodbridge will not do so on a voluntary basis or otherwise.

b. The Merger

On July 2, 2009, Woodbridge entered into an Agreement and Plan of Merger (the "Merger Agreement") with BFC and Merger Sub. Pursuant to the terms and conditions of the Merger Agreement, including the receipt of the approval of each of BFC's and Woodbridge's shareholders, on September 21, 2009, Woodbridge merged with and into Merger Sub (the "Merger"), with Merger Sub, which was then renamed Woodbridge Holdings, LLC, continuing after the Merger as the surviving company and a direct wholly owned subsidiary of BFC.

In connection with the consummation of the Merger, each outstanding share of Woodbridge's Class A Common Stock and Class B Common Stock was canceled and converted into the right to receive 3.47 shares of BFC's Class A Common Stock. Shares otherwise issuable to BFC attributable to the shares of Woodbridge's Class A Common Stock and Class B Common Stock owned by BFC were canceled in connection with the Merger, reflecting Florida law which provides that BFC cannot own shares of its own stock. In addition, upon the closing of the Merger, each outstanding option to purchase shares of Woodbridge's Class A Common Stock

[2] BFC was the sole holder of Woodbridge's Class B Common Stock, which was not publicly traded or registered under the Exchange Act or the Securities Act. Woodbridge's Class B Common Stock was convertible on a share-for-share basis into Woodbridge's Class A Common Stock at any time in BFC's discretion.

under Woodbridge's 2003 Stock Incentive Plan (the "2003 Stock Incentive Plan") was canceled without any consideration therefor. Woodbridge also granted restricted shares of its Class A Common Stock under the 2003 Stock Incentive Plan; however, at the effective time of the merger, all such restricted shares had fully vested and, as a result, were converted into the right to receive shares of BFC's Class A Common Stock on the same terms as the shares of Woodbridge's Class A Common Stock generally.

Other than the shares of Woodbridge's Class A Common Stock and Class B Common Stock, the options to purchase shares of Woodbridge's Class A Common Stock and the Notes described above, immediately prior to the effective time of the Merger, there were no other outstanding equity or debt securities of Woodbridge. As a result, at the effective time of the Merger, all securities of Woodbridge (other than the Notes, which are not convertible into Woodbridge's Class A Common Stock or any other security of Woodbridge and which we have been advised are currently held by five record holders) and rights to acquire securities of Woodbridge issued and outstanding immediately prior to the effective time of the Merger ceased to be issued and outstanding.

2. Woodbridge's Registered Securities and Registration Statements

As of the effective time of the Merger, Woodbridge's Class A Common Stock was registered pursuant to Section 12(g) of the Exchange Act. In addition, as of the effective time of the Merger, Woodbridge had on file with the Commission the following effective registration statements (the "Registration Statements"), each of which became effective prior to January 1, 2008 and, pursuant to Section 10(a)(3) of the Securities Act, was automatically updated during the fiscal year ending December 31, 2009 when Woodbridge filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2008:

- Registration Statements on Form S-8 (File Nos. 333-111729 and 333-134975). These Registration Statements on Form S-8 were declared effective immediately upon filing with the Commission on January 6, 2004 and June 13, 2006, respectively, and each registered 300,000 shares[3] of Woodbridge's Class A Common Stock issuable under the 2003 Stock Incentive Plan.

- Registration Statement on Form S-3 (File No. 333-136569). This Registration Statement on Form S-3 was filed with the Commission on August 11, 2006 (with Amendment No. 1 thereto being filed with the Commission on April 13, 2007) and was declared effective by the Commission on May 1, 2007. The Registration Statement on Form S-3, as amended, registered up to $200 million in aggregate principal amount of the Notes. Woodbridge only sold $151,000 in aggregate principal amount of the Notes and has not issued or sold any Notes since September 2007. We have been advised by the Trustee for the Notes that the Notes were never

[3] During September 2008, Woodbridge effected a one-for-five reverse stock split pursuant to which, among other things, each five shares of Woodbridge's Class A Common Stock automatically converted into one share of Class A Common Stock. All share amounts set forth herein have been adjusted to reflect the reverse stock split.

held by more than 300 record holders and that, as of the date hereof, only $51,000 in aggregate principal amount of the Notes remain outstanding and are held by five record holders. Further, we understand that there is not a public market for the Notes.

Following the Merger, Woodbridge filed with the Commission post-effective amendments to each of the Registration Statements described above to remove from registration the unsold securities covered thereby. The post-effective amendments to each of the Registration Statements on Form S-8 were immediately effective upon filing with the Commission on October 13, 2009, and the post-effective amendment to the Registration Statement on Form S-3 was declared effective by the Commission on October 20, 2009.

3. Exchange Act Reporting Obligations

Woodbridge's Class A Common Stock was previously registered under Section 12(b) of the Exchange Act and, prior to November 20, 2008, Woodbridge's Class A Common Stock was listed on the New York Stock Exchange under the symbol "WDG" (after previously trading on the New York Stock Exchange under the symbol "LEV"). On November 20, 2008, Woodbridge's Class A Common Stock was suspended from trading on the New York Stock Exchange because it had fallen below the New York Stock Exchange's required minimum average global market capitalization over a consecutive 30 trading day period. Woodbridge's Class A Common Stock subsequently traded on the Pink Sheets Electronic Quotation Service under the symbol "WDGH.PK." In connection with its suspension from listing on the New York Stock Exchange, on December 22, 2008, the New York Stock Exchange filed an application on Form 25 with the Commission to remove Woodbridge's Class A Common Stock from listing on the New York Stock Exchange and to terminate its registration under Section 12(b) of the Exchange Act. Pursuant to Rule 12d2-2(d)(1) and Rule 12d2-2(d)(5) of the Exchange Act, ten days after the filing of the Form 25, the delisting of Woodbridge's Class A Common Stock became effective and Woodbridge's reporting obligations under Section 13(a) arising from the registration of its Class A Common Stock under Section 12(b) of the Exchange Act were suspended. Pursuant to Rule 12d2-2(d)(2) of the Exchange Act, the withdrawal of the registration of Woodbridge's Class A Common Stock under Section 12(b) of the Exchange Act became effective on or around March 22, 2009, the 90th day after the filing of the Form 25. However, pursuant to Rule 12d2-2(d)(6) of the Exchange Act, Woodbridge's reporting obligations under Section 13(a) of the Exchange Act continued because of the registration of its Class A Common Stock under Section 12(g) of the Exchange Act and the applicability of Section 15(d) of the Exchange Act.

Based on the applicability of Section 15(d) of the Exchange Act, Woodbridge's reporting obligations under Section 13(a) of the Exchange Act continue notwithstanding the consummation of the Merger. Except for its Class A Common Stock, no other class of equity or debt securities of Woodbridge, including the Notes, are registered, or ever were required to be registered, under Section 12(b) or (g) of the Exchange Act. In addition, Woodbridge's Class A Common Stock and the Notes are the only equity or debt securities of Woodbridge which give rise to Woodbridge's continued reporting obligations pursuant to Section 15(d) of the Exchange

Act. Accordingly, whether Woodbridge's public reporting obligations continue hinges on the applicability of Rule 12h-3 under the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides for the immediate suspension of the duty under Section 15(d) to file reports required by Section 13(a) with respect to securities of an issuer that has filed a certification on Form 15 and has filed all reports required by Section 13(a) within a specified time period preceding the date of the Form 15 filing. Under Rule 12h-3(b)(1)(i), "any class of securities held of record by less than 300 persons" is eligible for the suspension provided for in Rule 12h-3(a). However, the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) is limited by Rule 12h-3(c), which states, in pertinent part, that Rule 12h-3 "shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933, or is required to be updated pursuant to Section 10(a)(3) of the [Exchange] Act." As a result, absent the relief requested in this letter, the filing of Woodbridge's Annual Report on Form 10-K for the year ended December 31, 2008 (which was deemed to have updated its Registration Statements pursuant to Section 10(a)(3) of the Exchange Act during the fiscal year ending December 31, 2009) would prevent the suspension of Woodbridge's reporting obligations pursuant to Section 15(d) for the remainder of the fiscal year ending December 31, 2009.

4. Discussion

Notwithstanding the provisions of Rule 12h-3(c), we respectfully request that Woodbridge be permitted to rely on Rule 12h-3 to suspend its reporting obligations under Section 15(d) because (i) Woodbridge otherwise satisfies the requirements of Rule 12h-3, (ii) the stated purpose of Section 15(d), which is to provide current information to purchasers and the investing public, is not materially at issue in this case, (iii) the benefits of reporting by Woodbridge do not outweigh the filing burdens and (iv) on numerous occasions, the Staff has granted no-action relief with respect to Rule 12h-3(c) to other issuers in a position similar to that of Woodbridge.

a. Woodbridge otherwise satisfies the requirements of Rule 12h-3

Woodbridge would qualify for the suspension of its reporting obligations provided by Rule 12h-3, but for paragraph (c) of such rule. As of the date of this letter, Woodbridge is current in its reporting obligations as it has filed all the Section 13(a) reports required by Rule 12h-3(a) to qualify for the Rule 12h-3 suspension and will file, following receipt of the no-action relief requested under this letter (but prior to the due date of the Third Quarter 2009 Form 10-Q), the appropriate certification on Form 15 to terminate the registration of its Class A Common Stock under Section 12(g) of Exchange Act and to suspend Woodbridge's reporting obligations under Section 13(a) and 15(d) of the Exchange Act. Woodbridge will continue to file all required reports until the Form 15 is filed. In addition, in compliance with paragraph (b)(1)(i) of Rule 12h-3, Woodbridge has less than 300 record holders of each class of its outstanding securities. As described above, upon consummation of the Merger, all of Woodbridge's Class A Common Stock and Class B Common Stock were canceled and converted into the right to receive BFC's Class A Common Stock in accordance with the terms of the Merger. All of the options to purchase shares of Woodridge's Class A Common Stock, as well as all of the shares of BFC's Class A Common Stock otherwise issuable to BFC attributable to the shares of Woodbridge's Class A Common Stock and Class B Common Stock owned by BFC, were canceled in connection with the Merger. Further, we have been advised by the Trustee for the Notes that there are only five record holders of the Notes, far fewer than 300 record holder threshold set forth in Rule 12h-3. As a result, except for the provisions of Rule 12h-3(c), Woodbridge satisfies the requirements for suspension of its reporting obligations under Section 15(d).

b. <u>The stated purpose of Section 15(d), which is to provide current information to purchasers and the investing public, is not materially at issue in this case</u>

The Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified for public policy reasons. In the proposing release (the "Release") to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting pursuant to Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering."[4] These policy concerns are not materially at issue in Woodbridge's situation for several reasons.

Except for Woodbridge's Class A Common Stock and the Notes, prior to the consummation of the Merger, there were no outstanding equity or debt securities of Woodbridge that were registered or required to be registered under the Exchange Act or that gave rise to reporting obligations pursuant to Section 15(d). As described above, in connection with the Merger, all of Woodbridge's Class A Common Stock and Class B Common Stock were canceled and converted into the right to receive shares of BFC's Class A Common Stock in accordance with the terms of the Merger. The shares otherwise issuable to BFC attributable to the shares of Woodbridge's Class A Common Stock and Class B Common Stock owned by BFC were canceled in connection with the Merger. Additionally, in connection with the Merger, all options to purchase shares of Woodbridge's Class A Common Stock were canceled without any consideration therefor, and there are no outstanding options, warrants or other rights of any kind to acquire securities of Woodbridge. Further, Woodbridge has not issued or sold any Notes since September 2007, there are currently only five record holders of the Notes, the Notes are not transferable without the Company's consent and the Notes will be redeemed on December 7, 2009. As a result, other than the five record holders of the Notes, who will only be securityholders of Woodbridge until the December 7, 2009 redemption date for the Notes and who may not transfer the Notes without the Company's consent, there are no holders of securities of Woodbridge who need ongoing current information about Woodbridge's activities. As noted above, neither the indenture governing the Notes nor any documents related thereto require Woodbridge to submit, provide or file reports under the Exchange Act with the

[4] *See* Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, available October 5, 1983.

Commission or the Trustee for the Notes, and Woodbridge will not do so on a voluntary basis or otherwise. In addition, Woodbridge has filed post-effective amendments to each of its Registration Statements to remove from registration the unsold securities covered thereby and, accordingly, there will be no future purchasers of any securities of Woodbridge under the Registration Statements who would need to be protected by, or would in any way benefit from, the continued filing of reports by Woodbridge under the Exchange Act. Further, because each of BFC's Class A Common Stock and Class B Common Stock is registered under Section 12(g) of the Exchange Act, BFC is a reporting company under the Exchange Act. As a result, there will be no interruption in the flow of information provided to the Commission and the investing public with respect to the combined operations of BFC and Woodbridge.

c. The benefits of reporting by Woodbridge do not outweigh the burdens of making such filings

In the Release, the Commission also acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed..." This is particularly true in the case of a small company with few securityholders such as Woodbridge. As described above, as a result of the Merger, the only current securityholders of Woodbridge are BFC and the five record holders of $51,000 in aggregate principal amount of the Notes who will only be securityholders of Woodbridge until the December 7, 2009 redemption date for the Notes and who may not transfer the Notes without the Company's consent. Further, there are no outstanding options, warrants or other rights of any kind to acquire securities of Woodbridge, and Woodbridge has filed post-effective amendments to each of its Registration Statements to remove from registration the unsold securities covered thereby. Accordingly, there will be no future purchasers of any securities of Woodbridge under the Registration Statements who would need to be protected by, or would in any way benefit from, the continued filing of reports by Woodbridge under the Exchange Act. Meanwhile, the preparation of periodic reports would impose a significant financial burden on Woodbridge and would involve significant management efforts. Under the circumstances described above, including, without limitation, the pending redemption of the Notes, Woodbridge's costs of reporting seem unnecessary and burdensome in light of the limited benefits that the investing public, including the holders of the Notes, would receive from the continued filing of reports by Woodbridge. Further, as described above, there will be no interruption in the flow of information provided to the Commission and the investing public, including the holders of the Notes, with respect to the combined operations of BFC and Woodbridge.

We note that the Staff has granted no-action relief in a range of circumstances in which the literal application of Rule 12-h3(c) would yield relatively little public benefit in light of the burdens imposed on the issuer from compliance with the reporting obligations under Section 13(a). *See, e.g.,* PlanetOut, Inc. (available August 12, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); Bausch & Lomb Incorporated (available November 6, 2007); and WaveRider Communications Inc. (available March 31, 2006).

d. The Staff has granted no-action relief with respect to Rule 12h-3(c) to other issuers in a position similar to that of Woodbridge

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and, accordingly, has taken a no-action position similar to that requested herein. *See, e.g.*, PlanetOut, Inc. (available August 12, 2009); Westaff, Inc. (available May 19, 2009); UST Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corp. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act during the fiscal year in question, the Staff concurred with the view that Rule 12h-3(c) did not require an issuer to remain subject to reporting obligations under Section 15(d) following a merger in which the issuer became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Further, with respect to the Notes, we respectfully submit that, under the circumstances described in this letter, Rule 12h-3(c) should not be applied to deny Woodbridge the relief otherwise provided in Rule 12h-3 with respect to its reporting obligations. Only $51,000 in aggregate principal amount of the Notes is currently outstanding, a *de minimus* amount which is held by only five record holders, and the Notes will be redeemed on December 7, 2009. The Staff has previously granted relief under Rule 12h-3 notwithstanding the provisions of 12h-3(c) where there remains outstanding only a small or *de minimus* amount of securities held by a handful of holders. The 3333 Holding Corporation no-action letter (available March 17, 2004) involved a series of transactions whereby two reporting companies merged with subsidiaries of a third reporting company. The Staff granted relief under Rule 12h-3 and allowed for the suspension of the acquired companies' reporting obligations under the Exchange Act despite the fact both had registration statements declared effective during the fiscal year in question and that, following the merger, third parties indirectly held .049% of the partnership interests of one of the acquired companies. In addition, in the IVAX Corporation no-action letter (available March 10, 2006), the Staff granted relief under Rule 12h-3 and allowed for the suspension of the acquired company's reporting obligations under the Exchange Act despite the fact that the acquired company had multiple registration statements declared effective or updated during the fiscal year in question and that, following the merger, the acquired company had outstanding debt securities in an aggregate principal amount in excess of $230 million and which were held by an aggregate of approximately 60 record holders. Accordingly, consistent with the Staff's previous grants of relief under Rule 12h-3, we believe that the *de minimus* amount of Notes outstanding ($51,000 in aggregate principal amount held by five record holders), all of which were issued during or prior to September 2007 and all of which will be redeemed on December 7, 2009, should not preclude the Staff from granting the relief requested in this letter to suspend Woodbridge's reporting obligations under the Exchange Act .

5. Conclusion and Request

For the reasons described above, we respectfully request on behalf of BFC and Woodbridge that the Staff issue a no-action letter advising that the updating of Woodbridge's Registration Statements pursuant to Section 10(a)(3) of the Securities Act during the fiscal year ending December 31, 2009 would not preclude Woodbridge from utilizing Rule 12h-3 to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Alternatively, we request an exemption pursuant to Section 12(h) from any obligation of Woodbridge to file further reports under the Exchange Act under the circumstances described herein. Woodbridge intends to file a certification on Form 15 to terminate the registration of its Class A Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act promptly after the Staff grants the relief requested hereby and, in any event, on or before November 9, 2009, the due date for Woodbridge to file the Third Quarter 2009 Form 10-Q.

Due to the expense, time and effort involved in the preparation and filing of periodic reports under the Exchange Act, we ask that our request be given expedited consideration. If the Staff disagrees with any of the views expressed in this request, we would appreciate an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter via email.

If the Staff has any questions or needs additional information in respect of this no-action request, please do not hesitate to call me at (305) 789-3326.

Very truly yours,

Michael I. Keyes

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